UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE

STOCK REPURCHASE SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001-12647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

c/o Oriental Bank and Trust

997 San Roberto Street,

Oriental Center 10th Floor

Professional Office Park

San Juan, Puerto Rico 00926

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORIENTAL FINANCIAL GROUP INC.

997 San Roberto Street,

Oriental Center 10th Floor

Professional Office Park

San Juan, Puerto Rico 00926

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

The 1165(e) Retirement Plan Committee

The Oriental Bank and Trust CODA Profit Sharing Plan formerly known as Oriental Financial Group, Inc. CODA Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Oriental Bank and Trust CODA Profit Sharing Plan formerly known as Oriental Financial Group, Inc. CODA Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2011 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 that accompanies the Plan’s financial statements does not disclose the historical cost of nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ KPMG LLP

June 22, 2012

Miami, Florida

Certified Public Accountants

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Cash and investments:
Cash	$560	$1,611
Investments at fair value:
Money market instruments	5,802	87,542
Common stock	3,601,633	3,284,061
Insurance company investment contracts:
Pooled separate accounts	3,318,082	3,212,583
Stable value fund	1,868,195	1,558,616

Total cash and investments	8,794,272	8,144,413

Receivables:
Participants’ contributions	31,774	48,321
Employer’s contributions	4,715	5,668
Dividends	17,845	13,147
Other	—	1,098

Total receivables	54,334	68,234

Total assets	$8,848,606	$8,212,647

Liabilities:
Other liabilities	$22,446	$22,545

Total liabilities	22,446	22,545

Net assets available for benefits	$8,826,160	$8,190,102

See accompanying notes to financial statements.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2011

Investment loss:
Net depreciation in fair value of investments	$(408,823)
Dividends	58,866
Interest and other	39,150

Total investment loss	(310,807)
Contributions:
Participants	983,454
Employer	288,617

Total contributions	1,272,071

Total additions	961,264

Benefits paid to participants	(297,196)
Administrative fees	(28,010)

Total deductions	(325,206)

Net increase	636,058
Net assets available for benefits:
Beginning of year	8,190,102

End of year	$8,826,160

See accompanying notes to financial statements.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011 AND 2010

(1)	Description of the Plan

The following description of The Oriental Bank and Trust CODA Profit Sharing Plan formerly known as Oriental Financial Group, Inc. CODA Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank and Trust (the “Bank”) for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico and are age 21 or older. The Plan is intended to be a qualified plan pursuant to Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 Code”). It contains a cash or deferred arrangement qualifying under Section 1165(e) of the 1994 Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2011, the Plan is intended to be a qualified plan pursuant to Sections 1081.01(a) and (d) of the Puerto Rico Internal Revenue Code of 2011, Act No.1 of January 31, 2011, as amended (the “2011 Code”). The Employer amended the Plan effective as of January 1, 2011 and as of January 1, 2012, as statutorily required, in compliance with the provisions of Sections 1081.01(a) and (d) of the 2011 Code, and submitted the Plan to the Puerto Rico Treasury Department (the “PR Treasury”) to obtain an updated favorable determination letter as to the Plan’s Puerto Rico tax qualified status under the 2011 Code. The Employer further intends to amend the Plan to incorporate statutory requirements introduced by Act No. 232-2011, a technical amendments bill to the 2011 Code, and to submit such amendment for qualification with the PR Treasury.

Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc. (“CPC”), a U.S.-based affiliated company. Effective on said date, Oriental Financial Group Inc. (the “Employer”) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is also intended to be a qualified plan pursuant to Sections 401(a) and (k) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”).

Effective January 1, 2009, the Plan was amended and restated to, among others, change the name of the Plan from Oriental Bank & Trust CODA Profit Sharing Plan to Oriental Financial Group, Inc. CODA Profit Sharing Plan, include automatic enrollment provisions, and to be in compliance with the provisions of the U.S. Code. On June 18, 2010, the PR Treasury issued a favorable determination letter as to the qualified status of the Plan under Sections 1165(a) and (e) of the 1994 Code effective January 1, 2009. On March 11, 2011, the U.S. Internal Revenue Service (the “IRS”) issued a favorable determination letter as to the qualified status of the Plan under Sections 401(a) and (k) of the U.S. Code.

Effective November 30, 2011 the Plan changed its legal name to “The Oriental Bank and Trust CODA Profit Sharing Plan” from “Oriental Financial Group, Inc. CODA Profit Sharing Plan”.

(b)	Contributions

Under the provisions of the 1994 Code, Participants were able to contribute as pre-tax contributions an amount not to exceed $9,000 for the year ended December 31, 2010.

Effective as of January 1, 2011, total deferral cannot exceed the maximum deferral amount under the provisions of U.S. Code Section 402(g) as annually indexed by the U.S. Internal Revenue Service (for 2012 the limit is $17,000). If in addition to a deferral election under the Plan, participants contribute to an individual retirement account in Puerto Rico (“PR-IRA”), pre-tax contributions cannot exceed the sum of the annual deferral limit under the 2011 Code ($10,000 for tax year ended December 31, 2011) and the 2011 Code limit on contributions to a PR-IRA ($5,000).

Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and shares of common stock of the Employer as investment options for participants. The Employer currently matches 80% of each participant’s contributions up to a maximum of $832 per year as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer’s common stock. Contributions are subject to certain limitations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum amount, a fixed period that may not exceed the participant’s life expectancy, or through a fixed annuity contract. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(f)	Loans to Participants

The Plan does not allow for loans to participants.

(g)	Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the years ended December 31, 2011 and 2010, forfeitures totaling approximately $300 and $6,700, respectively, were used to offset employer contributions.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Employer’s contributions.

(2)	Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for a defined contribution plan attributable to fully benefit-responsive investment contracts, such as the stable value fund,

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

the contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits since it is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts. For the stable value fund, the contract value of each participant account approximates its fair value.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Investments Valuation and Income Recognition

The pooled separate accounts with Transamerica Life Insurance Company (“Transamerica”) are stated at fair value as reported to the Plan by Transamerica, based on the quoted market prices of the underlying mutual funds. The unit value of the pooled separate account is calculated by dividing the total value of the assets of the separate account by the number of units in the separate account. For separate accounts that invest exclusively in mutual funds, the total value of the assets of the separate account is based on the net asset value (NAV), or price per share, of the underlying mutual fund. The mutual fund calculates its NAV by dividing the mutual fund’s net assets by the mutual fund’s outstanding number of shares. Those separate accounts investing in mutual funds or equity securities are measured using quoted prices in active markets for identical assets. Those separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities. The stable value fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value. Shares of common stock are valued at quoted closing market prices. Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Plan Expenses

Under the group annuity contract entered with Transamerica, contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2011 amounted to $21,145.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

(g)	Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through the filing of this Annual Report on Form 11-K for the year ended December 31, 2011.

(h)	Recent Accounting Developments:

Fair Value Measurements — Financial Accounting Standards Board (“FASB”) Accounting Standards Update 2011-04, “Fair Value Measurement (FASB ASC Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, issued in May 2011, changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2011. Early application by public entities is not permitted. The Plan believes that the implementation of this guidance will not have a material impact in the Plan’s audited financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s statement of net asset available for benefits, and the related statement of changes in net assets available for benefits.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

(3)	Investments

The following presents investments as of December 31, 2011 and 2010 that represent 5% or more of the Plan’s net assets.

	2011	2010
Nonparticipant-directed investments:
Oriental Financial Group Inc.—common stock; 297,410 and 262,935 shares, respectively	$3,601,633	$3,284,061
Participant-directed investments:
Pooled separate accounts:
Columbia Marsico 21st Century; 49,754 and 46,389 units, respectively	625,971	665,961
Janus Overseas Ret Opt; 8,603 and 6,730 units, respectively **	398,322	466,454
Stable value fund:
Transamerica Stable Value; 102,602 and 84,058 units, respectively	1,868,195	1,558,616

**	Represents 5% or more of the Plan’s net assets in 2010 only.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $408,823 as follows:

2011
Oriental Financial Group Inc.—common stock	$(73,796)
Pooled separate accounts:	(335,027)

Total	$(408,823)

Transamerica offers a stable value fund that the participant may elect to transfer all or part of its funds. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges or expenses, a measurement, which approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2011 and 2010 was $1,868,195 and $1,558,616, respectively. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Option is not a separate account investment choice – it is an investment in Transamerica’s general account. The average yield of the stable value fund based on actual earnings and interest credited to participants yielded 2.45% and 2.73%, respectively for the years ended December 31, 2011 and 2010.

Certain events limit the ability of the Plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator is not aware of any events, which would limit the Plan’s ability to transact at contract value with participants that are probable of occurring.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

(4)	Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

Oriental Financial Group Inc. common stock, 262,935 shares at December 31, 2010	$3,284,061
Changes in net assets during the year:
Contributions	365,857
Transfers in	323,254
Dividends	58,866
Net decreased in fair value	(73,796)
Benefits paid to participants	(104,853)
Transfers out	(251,756)

Net increase in Oriental Financial Group Inc. common stock	317,572

Oriental Financial Group Inc. common stock, 297,410 shares at December 31, 2011	$3,601,633

(5)	Related-Party Transactions

Certain plan investments are shares of the Employer’s common stock. The Employer is the plan sponsor and, therefore, qualifies as a party-in-interest. At December 31, 2011 and 2010, the Plan held an investment of 297,410 and 262,935 shares of the Employer’s common stock, respectively. The fair value of the common stock at December 31, 2011 and 2010 was $3,601,633 and $3,284,061, respectively.

The Plan has a money market account with the Bank amounting to $552 at December 31, 2011 ($4,266 at December 31, 2010), earning interest at .01% at December 31, 2011 (.03% at December 31, 2010). The Bank, who is also the Trustee, is a subsidiary of the plan sponsor and, therefore, qualifies as a party-in-interest.

The recordkeeper of the Plan is CPC, an affiliate of the Employer. Fees charged by CPC for services provided were absorbed by the Employer.

(6)	Income Taxes

The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the 1994 Code, the 2011 Code, and the U.S. Code. The Plan is required to operate in conformity with the 1994 Code, the 2011 Code and the U.S. Code to maintain its qualification.

On June 18, 2010, the PR Treasury issued a favorable determination letter confirming the qualified status of the Plan under Sections 1165(a) and (e) of the 1994 Code effective January 1, 2009. On March 11, 2011, the IRS issued a favorable determination letter as to the qualified status of the Plan under Sections 401(a) and (k) of the U.S. Code. The Employer amended the Plan in compliance with the provisions of Sections 1081.01(a) and (d) of the 2011 Code, and submitted the Plan to the PR Treasury to obtain an updated favorable determination letter as to the Plan’s Puerto Rico tax qualified status under the 2011 Code. The Employer further intends to amend the Plan to incorporate statutory requirements introduced by Act No. 232-2011, a technical amendments bill to the 2011 Code, and to submit such amendment for qualification with the PR Treasury.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the PR Treasury. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

(7)	Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under U.S. generally accepted accounting principles.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value:

Level 1—assets include equity securities that are traded in an active exchange market, as well as certain money market instruments. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2—observable inputs other than Level 1 prices such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Level 2 assets include (i) pooled separate accounts, and (ii) the Stable Value Fund.

Level 3—unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation. As of December 31, 2011 and 2010 the Plan did not have such assets.

The following is a description of the valuation methodologies used for assets measured at fair value:

Pooled Separate Accounts: the fair value of the investments in this category has been estimated using the NAV per share, as a practical expedient. The NAV of these accounts is based on the market value of its underlying investments. The NAV of these accounts is not a public-quoted price in an active market (“Level 2”). There are currently no redemption restrictions on these investments, except in the “Janus Overseas Ret Opt” mutual fund which assesses a 2.00% fee for selling shares that had not been held for a period longer than 90 days.

Stable Value Fund: valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value (“Level 2”).

Shares of the Employer’s common stock: valued at quoted closing market prices (“Level 1”).

Money market instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date (“Level 1”).

The estimated fair value is subjective in nature and involves uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could affect these fair value estimates. The fair value estimates do not take into consideration the value of future business and the value of assets and liabilities that are not financial instruments.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2011 and 2010:

	XXX,XX	XXX,XX	XXX,XX
	December 31, 2011
	Fair Value Measurements
	Level 1	Level 2	Level 3
Money market instruments	$5,802	$—	$—
Common stock	3,601,633	—	—
Pooled separate accounts
Hybrid (a)	—	866,687	—
Bond (b)	—	684,110	—
International Equity (c)	—	398,322	—
Equity—Large Cap (d)	—	1,007,183	—
Equity—Mid Cap (e)	—	190,700	—
Equity—Small Cap (f)	—	171,080	—
Stable value fund	—	1,868,195	—

	$3,607,435	$5,186,277	$—

	XXX,XX	XXX,XX	XXX,XX
	December 31, 2010
	Fair Value Measurements
	Level 1	Level 2	Level 3
Money market instruments	$87,542	$—	$—
Common stock	3,284,061	—	—
Pooled separate accounts
Hybrid (a)	—	814,273	—
Bond (b)	—	596,623	—
International Equity (c)	—	466,454	—
Equity—Large Cap (d)	—	1,006,825	—
Equity—Mid Cap (e)	—	174,773	—
Equity—Small Cap (f)	—	153,635	—
Stable value fund	—	1,558,616	—

	$3,371,603	$4,771,199	$—

(a)	The pooled separate accounts in this category primarily invest in U.S. and non-U.S. stocks, and fixed-income securities which may include bonds, mutual funds, cash equivalents or other money market instruments.
(b)	The pooled separate accounts in this category primarily invest in bonds (at least 80% of total assets), preferred stocks, cash equivalents or other money market instruments.
(c)	The pooled separate accounts in this category primarily invest at least 80% of assets in equity and debt securities of issuers from countries outside of the United States.
(d)	The pooled separate accounts in this category primarily invest in equity securities of medium and large capitalization companies, and may invest in securities of non-U.S. issuers.
(e)	The pooled separate accounts in this category primarily invest in domestic equity securities with growth potential, including foreign equity securities and debt securities.
(f)	The pooled separate accounts in this category primarily invest in common stocks contained in both the Small Cap 1750 Index and the Russell 2000 Value Index.

Investments can be redeemed with no advance notice on any day on which the New York Stock Exchange is open for trading.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

There were no transfers into and out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2011 and 2010.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEAR ENDED DECEMBER 31, 2011 AND 2010

(8)	Reconciliation with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$8,826,160	$8,190,102
Amounts allocated to withdrawing participants	(2,529)	(3,985)

Net assets available for benefits per Form 5500	$8,823,631	$8,186,117

The following is a reconciliation of deductions from net assets attributed to benefits paid to participants per the financial statements for the year ended December 31, 2011 to Form 5500:

Deductions from net assets attributed to benefits paid to participants per the financial statements	$297,196
Amounts allocated to withdrawing participants in current year	2,529
Amounts allocated to withdrawing participants in previous year	(3,985)

Deductions from net assets attributed to benefits paid to participants per the Form 5500	$299,725

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.

(9)	Prohibited Transaction – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Regulation 2510.3102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages for a pension benefit plan such as the Plan. There were unintentional delays in the remittance of participants’ contributions withheld in one occasion and two occasions during the years ended December 31, 2011 and 2010, respectively. The Employer has agreed to absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

SCHEDULE I

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

Year ended December 31, 2011

Total that Constitute Nonexempt Prohibited Transactions
Year Ended	Participant Contributions Transferred Late to Plan *	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
December 31, 2010	$8,397	8,397	—	—	—
December 31, 2011	$5,954	5,954	—	—	—

*	It was noted that there were unintentional delays by the employer in submitting 2011 and 2010 employee’s contributions in the amount of $5,954 and $8,397, respectively, to the trustee. The employer has not reimbursed the Plan for the lost interest.

See the accompanying report of the independent registered public accounting firm.

SCHEDULE II

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN

FORMERLY KNOWN AS

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Nonparticipant directed:
*	Oriental Financial Group Inc.	Oriental Financial Group Inc.:
		Common Stock; 297,410 shares	N/A	$3,601,633

	Participant directed:
	Transamerica	Pooled Separate Accounts:
		Columbia Marsico 21st Century; 49,754 units	**	625,971
		Loomis Sayles Inv Grade Bond; 13,561 units	**	419,333
		Janus Overseas Ret Opt; 8,603 units	**	398,322
		Transamerica AA - Growth; 27,317 units	**	351,594
		Pioneer Cullen Value; 11,264 units	**	217,987
		Transamerica AA - Moderate; 13,012 units	**	195,299
		Thornburg Core Growth; 14194 units	**	190,700
		Transamerica AA - Mod Growth; 13,424 units	**	188,036
		WMC Core Equity; 9,332 units	**	163,225
		Transamerica Partners Hg Yd Bd; 4,774 units	**	139,542
		SSgA Russell SC Value Index; 2,901 units	**	136,894
		Loomis Sayles Bond; 2,394 units	**	125,235
		Transamerica AA - Conservative; 7,928 units	**	123,757
		Vanguard Small-Cap Index, 316 units	**	34,186
		Janus Balanced Ret Opt; 263 units	**	8,001

				3,318,082
	Money Market Instruments:
	Money Market	AIM Short Term Liquid Asset	**	5,250
*	Oriental Bank and Trust	Money Market (0.01% yield)	**	552

				5,802
	Stable Value Fund:
*	Transamerica	Transamerica Stable Value; 102,602 units	**	1,868,195

				$8,793,712

*	Party in interest as defined by ERISA.
**	Not applicable as these are participant directed.
N/A	Not applicable.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ORIENTAL BANK AND TRUST CODA PROFIT SHARING PLAN FORMERLY KNOWN AS ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN (Name of Plan)

Date: June 22, 2012	/s/ Ganesh Kumar
Ganesh Kumar
Executive Vice President and Chief Financial Officer

/s/ José Gabriel Díaz
José Gabriel Díaz
First Senior Vice President and
Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP